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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street, 24th Floor

(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Leibowitz 804-823-9902

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 26 2020 Washington DC 415

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Roger F. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA LYNN HOCKADAY
Notary ID #125671398
My Commission Expires
September 5, 2022

NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABOT LODGE
SECURITIES

CABOT LODGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

SEC I.D. 8-69009

CABOT LODGE SECURITIES, LLC
December 31, 2019

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cabot Lodge Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

New York, NY
February 25, 2020

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

CABOT LODGE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2019

ASSETS

Assets:	
Cash and cash equivalents	$ 1,027,111
Receivable, net	106,043
Commission receivable	385,583
Clearing deposit	180,000
Due from clearing broker	170,282
Receivable from affiliates	70,386
Fixed assets, net of accumulated depreciation	9,172
Preaid expenses & other	146,245
Other assets - restricted cash	52,388
Operating lease right of use asset, net	520,386
Security deposits	107,727
TOTAL ASSETS	$ 2,775,323

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 1,069,880
Accounts payable and accrued expenses	113,334
Due to affiliates	56,458
Operating lease liability	473,136
Other liabilities	68,710
TOTAL LIABILITIES	1,781,518
Member's equity	993,805
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,775,323

CABOT LODGE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is a wholly owned subsidiary of PKS Holdings, LLC ("the Parent Company" a New York State limited liability company).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting estimates include its allowance for doubtful accounts and useful life of property and equipment.

Receivables
The Company extends unsecured credit in the normal course of business to its representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2019, the Company had recorded a $25,000 allowance for any potential non-collection.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition
The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commissions
Commission revenues include revenues resulting from executing stock exchange-listed securities, over-the-counter securities, and other transactions as agent for the Company's clients. Commission revenues and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Revenues are also comprised of commission based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company earns trail fee income through providing services related to mutual and other funds and variable annuities. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. Trailing income is generally received monthly or quarterly while the customer holds the investment or holds the contract. As these trailing fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. The Company also earns commissions and fees from best efforts placements of securities offerings in which the Company acts as a selling group participant.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues until the performance obligations are satisfied. As of December 31, 2019 and January 1, 2020 the Company had no deferred revenues related to cash received in advance for services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers		
Commission Income:		
Alternative investment product commissions and fees	$	5,665,067
Equities and other brokerage commissions		1,147,502
Variable annuities and other insurance commissions		1,052,858
Bonds and certificates of deposit		120,535
Mutual fund commissions		645,419
Total commission income		8,631,381
Trail Income:		
Mutual fund trails		1,299,407
Variable annuity trails		1,208,924
Total trail income		2,508,331
Other		650,709
Total	$	11,790,421

Cash and Cash Equivalents

For purposes of these financial statements the Company considers all highly liquid investments purchased with an original maturity of three months or less which are not held for sale in the ordinary course of business to be cash equivalents.

Restricted Cash

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the balance sheet.

Income Taxes

The Company is a Delaware single member limited liability company ("LLC") for federal, state and local income tax purposes. The Company is included in consolidated federal, state and local tax returns of its Parent, which is an LLC that has elected to be taxed as a C-Corp. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes pursuant to ASU 2019-12. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. At this time open tax years are 2016 and subsequent.

3. RELATED PARTY TRANSACTIONS

The Company pays an affiliated company that is an indirect owner of the Company and the parent company fees to cover management and other support costs under a management fee agreement. The total fees charged to the Company were $1,444,085 for the year ended December 31, 2019, which were included in the statement of income. As of December 31, 2019 the Company owed the parent company $22,426 of this amount.

The Company pays certain operating expenses for CL Wealth Management, a registered investment advisor. CL Wealth Management is an affiliated company under common control with the Company. Under an expense sharing arrangement, the Company was reimbursed $352,355 which was primarily for salaries and rent. As of December 31, 2019 the Company owed CL Wealth Management $14,355 advanced in excess of expense sharing agreement.

During the year ended December 31, 2019 the Company paid $3,304 of certain operating expenses for CL General Agency, a general insurance agency. CL General Agency is an affiliated company under common control with the Company. As of December 31, 2019 the Company owed CL General Agency $11,459 advanced in excess of expense sharing agreement.

As of December 31, 2019 the Company had an outstanding receivable of $30,000 from CL Fund Management NJ Inc., which is an affiliated holding company for investments in managed funds. CL Fund Management NJ Inc. is controlled by a principal shareholder of a company that is the indirect owner of the Company.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is a wholly owned subsidiary of the Parent Company and is licensed and regulated under the laws of the British Virgin Islands. Policy premiums were paid to this affiliate by the Company totaling $104,317 for the year ended December 31, 2019. The premiums were included in the statement of operations as a component of general and

3. RELATED PARTY TRANSACTIONS *(continued)*

administrative expenses. As of December 31, 2019 the Company owed $8,218 on 2019 premiums to the related subsidiary.

The Company received reimbursement of operating expenses totaling $62,124, which was primarily for insurance and registration fees, and earned revenue of $1,253,669 from a company that is controlled by a principal shareholder of a company that is the indirect owner of the Company. As of December 31, 2019, the Company is owed $2,670 from this related company.

The Company earned commission and dealer manager fees of $57,910 from a company with a shareholder that is CEO of the indirect owner of the Company. These amounts were included in in the statement of operations.

The Company does business with a family office owned by a consortium that includes an officer of the Company and members of management of the indirect owner of the Company. At December 31, 2019 this family office generated revenue of $97,872, which was included in the Statement of Income. At December 31, 2019 CLS was owed $37,716 by this family office.

4. DUE FROM CLEARING BROKER AND CLEARING DEPOSIT

The Company clears its customer transactions through two clearing brokers. As of December 31, 2019 commissions receivable and fees receivable due from the clearing brokers was $170,282. As of December 31, 2019 the Company was required to maintain pursuant to its clearing agreements clearing deposits totaling $180,000.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(ii) as it does not maintain customer's accounts and operates on a fully disclosed basis with its clearing broker.

6. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019 the Company had net capital of $462,811 which was $375,586 in excess of its minimum net capital requirement of $87,225. At December 31, 2019 the Company's percentage of aggregate indebtedness to net capital was 282.70%.

7. CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

8. COMMITMENT AND CONTINGENCIES

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees its clearing broker against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial

Litigation
Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

8. COMMITMENT and CONTINGENCIES *(continued)*

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

For several years the Company has been involved in an ongoing regulatory investigation by FINRA in relation to its role as a dealer manager of a REIT offering. FINRA has not taken disciplinary action against the Company at this time; however, there is a reasonable possibility that this could occur. As of December 31, 2019, FINRA and the Company continue to discuss the issues and the possibility of formal actions. The Company has consulted with counsel in this matter and intends to present a vigorous defense, if necessary. No loss or potential range of loss can be estimated at this time. Accordingly, the financial statements do not include any adjustments that might result from the outcome of these uncertainties.

9. RIGHT OF USE ASSETS AND LEASE LIABILITIES

The Company adopted ASC Topic 842, Leases (Topic 842) effective January 1, 2019 using the modified-retrospective method and elected the package of transition practical expedients for expired or existing contracts, which does not require reassessment of previous conclusions related to contracts containing leases, lease classification and initial direct costs. In addition, the Company elected to adopt the short term lease exception and not apply ASC Topic 842 to arrangements with lease terms of 12 months or less. On January 1, 2019, upon adoption of ASC Topic 842, the Company recorded right-of-use assets of $691,265 and lease liabilities of $685,302 and eliminated deferred rent of $5,963. The Company determined the lease liabilities using the Company's estimated incremental borrowing rate of 5% to estimate the present value of the remaining monthly lease payments.

9. RIGHT OF USE ASSETS AND LEASE LIABILITIES *(continued)*

Operating Lease

The Company has a lease for office space in New York which expires September 2022. At December 31, 2019 the future minimum lease payments under the lease approximated:

Remaining lease term	**33 months**
Discount rate	**5% annual**

Maturity of our lease liabilities by fiscal year for our operating lease is as follows:		
Year ended December 31, 2020	$	239,083
Year ended December 31, 2021		146,013
Nine months ended September 30, 2022		118,629
Total		503,725
Less: Imputed interest		(30,589)
Present value of our lease liabillity	$	473,136

The componets of lease cost for the year ended December 31, 2019 are as follows:		
Operating lease cost	$	200,355
Variable lease cost		8,638
Short term lease cost		128,246
Total lease cost		337,239
Adjustments: sublease income		(240,925)
Reimbursements of lease cost from affiliated entity		(37,524)
Other		20,038
Occupancy cost for the year ended December 31, 2019	$	78,828

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2019, the future minimum lease payments receivable under the sub lease agreement approximated:

For the Years Ending December 31:	
2020	$ 261,255
2021	268,439
2022	206,393
	$ 736,087